SUN LIFE FINANCIAL ANNOUNCES INTERNAL MANAGEMENT CHANGES

Changes allow Sun Life to further capitalize on significant market opportunities

Toronto, ON (November 1, 2007) – Sun Life Financial Inc. (TSX/NYSE: SLF) today announced changes to its executive team effective January 1, 2008 to enable the company to further accelerate its international growth in the expanding wealth and retirement markets.

Kevin Dougherty, currently President, Sun Life Financial Canada, will become the President of Sun Life Global Investments. Dougherty’s mandate is to further leverage the Company’s premier asset management businesses across the organization. Sun Life Global Investments will focus on building a more cohesive asset management platform to accelerate Sun Life’s growth in the global wealth market. Dougherty brings to this new role broad knowledge of the wealth business, including his previous experience as head of Group Retirement Services, and ongoing partnerships with CI Investments and McLean Budden in Canada.

Dean Connor, currently Executive Vice-President, succeeds Dougherty as President, Sun Life Financial Canada. Connor has extensive industry and senior management experience from a long career at Mercer, the multinational consulting firm. His areas of practice focused on retirement, health and benefits and investment and he became head of the firm’s Canadian and then U.S. operations. Immediately prior to joining Sun Life he had the larger role of President for the Americas including Canada, the U.S. and Latin America.

Robert Salipante, President, Sun Life Financial U.S., will add to his current role by assuming leadership of a newly created International Variable Annuity Center. Leveraging the existing successful U.S. Variable Annuity operation, this Center will support the growth of variable annuity solutions across the entire organization as international demand for variable annuity solutions is expanding worldwide.

Tom Bogart, Executive Vice-President and General Counsel, is assuming additional accountabilities to assist the Chief Executive Officer (CEO) with strategic and governance responsibilities. Bogart will also assume the role of Chairman of subsidiary companies Sun Life Insurance (Canada) Limited and Sun Life Assurance Company of Canada (U.S.).

“We have premier businesses, and these changes will enable us to take our efforts to the next level and better respond to the needs of the marketplace by leveraging the strengths of our leaders and our businesses,” said Donald A. Stewart, Chief Executive Officer, Sun Life Financial.

Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of September 30, 2007, the Sun Life Financial group of companies had total assets under management of CDN$427 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

Forward-Looking Statements

Certain statements contained in this document, including those relating to the Company’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include the information concerning possible or assumed future results of operations of the Company. These statements represent the Company’s expectations, estimates and projections regarding future events and are not historical facts. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Future results and stockholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out under “Risk Factors” in the Company’s AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual MD&A, and annual and interim financial statements, which are available for review at www.sedar.com and www.sec.gov.

Factors that could cause actual results to differ materially from expectations include, but are not limited to, the performance of equity markets; interest rate fluctuations; currency exchange rate fluctuations; changes in legislation and regulations including tax laws; regulatory investigations and proceedings and private legal proceedings and class actions relating to practices in the mutual fund, insurance, annuity and financial product distribution industries; risks relating to product design and pricing; investment losses and defaults; the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; risks relating to operations in Asia, including risks relating to joint ventures; failure of computer systems and Internet enabled technology; breaches of computer security and privacy; the availability, cost and effectiveness of reinsurance; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; dependence on third-party relationships including outsourcing arrangements; the impact of competition; downgrades in financial strength or credit ratings; the ability to successfully complete and integrate acquisitions; the ability to attract and retain employees; and the performance of the Company’s investments and investment portfolios managed for clients such as segregated and mutual funds. The Company does not undertake any obligation to update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.

Media Relations:

Susan Jantzi

Senior Manager, External Communications

Tel: 519-888-3160

susan.jantzi@sunlife.com

Investor Relations:

Paul Petrelli

Vice-President, Investor Relations

Tel: 416-204-8163

investor.relations@sunlife.com